ISSUER FREE WRITING PROSPECTUS
(SUPPLEMENTING PRELIMINARY PROSPECTUS ISSUED MAY 24, 2006)
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-134299
ISSUER FREE WRITING PROSPECTUS DATED JUNE 15, 2006
DOLLAR FINANCIAL CORP.
COMMON STOCK
This information supplements the Preliminary Prospectus dated May 24, 2006. References to “we,” “us,” “our” and “our company” are used in the manner described in the Preliminary Prospectus dated May 24, 2006.

Last reported sale price of common stock on the Nasdaq on June 15, 2006:	$17.25

Public offering price:	$16.65

Common Stock Offered:	Dollar Financial Corp. is offering 5,000,000 shares of common stock. The underwriters have a 30-day option to purchase up to 750,000 additional shares of common stock from the selling stockholders to cover over-allotments, if any.

Net Proceeds to Dollar
Financial Corp.	Approximately $80,750,000 (after deducting underwriting discounts and commissions).

Summary Financial Information	Based on our balance sheet at March 31, 2006, on a pro forma as adjusted basis to give effect to the sale by us of shares of our common stock at a price of $16.65 per share, the receipt of the net proceeds of this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (1) cash and cash equivalents would have been approximately $111,308, (2) total assets would have been approximately $440,420, (3) total debt would have been approximately $229,700, and (4) total shareholders' equity would have been approximately $137,272.

Capitalization	Based on our balance sheet at March 31, 2006, on an as adjusted basis to give effect to the sale by us of shares of our common stock at a price of $16.65 per share, the receipt of the net proceeds of this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering, (1) domestic revolving credit facility would have been approximately $27,905, (2) 9.75% Senior Notes due 2011 would have been approximately $201,153, (3) Other would have been approximately $642, (4) Total debt would have been approximately $229,700, (5) Common stock, $0.001 par value, 55,500,000 shares authorized, 18,178,511 shares issued, actual; 55,500,000 shares authorized, 23,178,511 shares issued, as adjusted would have been approximately $23, (6) additional paid-in capital would have been approximately $240,725, (7) accumulated deficit would have been approximately $(125,162), (8) Accumulated comprehensive income would have been approximately $21,686, (9) total shareholders' equity would have been approximately $137,272 and (10) total capitalization would have been approximately $366,972.
THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE FOLLOWING LINK:
http://www.sec.gov/Archives/edgar/data/1271625/000089322006001404/w21309a3sv3za.htm
Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-333-6000.